Exhibit 99.1

IAMGOLD ANNOUNCES CURRENT MERREX INVESTMENT

Toronto, Ontario, June 9, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced that, today, it acquired 3,500,000 common shares and 1,750,000 common share purchase warrants of Merrex Gold Inc. (“Merrex”) (MXI: TSXV), as a result of a C$1,750,000 subscription to a non-brokered private placement.  Until September 30, 2012, each common share purchase warrant entitles IAMGOLD to purchase one common share of Merrex at a price of C$0.75.

Including the common shares acquired today, IAMGOLD now owns 16,616,883 common shares of Merrex or 13.98% of the outstanding common shares.  If IAMGOLD were to exercise the 1,750,000 common share purchase warrants for an equivalent number of common shares of Merrex it would own 18,366,883 common shares of Merrex or 15.22% of the outstanding common shares.

The common shares and common share purchase warrants of Merrex acquired today by IAMGOLD were acquired for investment purposes.  IAMGOLD does not have any present intention to acquire ownership of, or control over, additional securities of Merrex.  It is the intention of IAMGOLD to evaluate its investment in Merrex on a continuing basis and such holdings may be increased or decreased in the future.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines (including current joint ventures and investments in associates) on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952   Mobile: (416) 670-3815
Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

For further information:
IAMGOLD has filed an early warning report on Merrex Gold Inc.’s SEDAR profile at www.sedar.com.  A copy of the report may be obtained by contacting Laura Young at 416 933 4952.